Exhibit (b)(1)

Prudential Capital Group 60 South Sixth Street, Suite 3710 Minneapolis MN 55402 Tel 612 326-2200 Fax 612 326-2222

A business of Prudential Financial, Inc.

April 9, 2015

Winmark Corporation

605 Highway 169 N, Suite 400

Minneapolis, MN 55441

Ladies and Gentlemen:

Prudential Investment Management, Inc. is pleased to confirm the agreement in principle of one or more of its affiliates and managed accounts (collectively, “Prudential”), subject to the conditions set forth below, to purchase up to $25,000,000 of senior notes (the “Notes”) of Winmark Corporation, Wirth Business Credit, Inc., Winmark Capital Corporation and Grow Biz Games, Inc. as co-issuers (collectively the “Loan Parties”). Prudential’s agreement in principle will expire on the Expiration Date. The interest rate, maturity and scheduled amortization of the Notes would be as determined on the Rate Lock Date. The other principal terms of the proposed financing would be as outlined in the attached Term Sheet dated April 9, 2015. Unless otherwise defined, capitalized terms used in this letter have the meanings provided in Annex 1 attached hereto.

Prudential’s purchase of the Notes would be subject to (a) authorization of the purchase by the Investment Committee of the Board of Directors of The Prudential Insurance Company of America, directly or pursuant to delegated authority, (b) Prudential Capital Group (“PCG”), the Loan Parties and the Company’s other lenders reaching final agreement upon terms, conditions, covenants and other provisions satisfactory to PCG to be included in the documents relating to the proposed financing, including an intercreditor agreement, (c) satisfactory completion of PCG’s investigation of the financial condition and prospects of the Loan Parties, (d) the absence of any material adverse change in the condition (financial or otherwise) or prospects of the Loan Parties since December 27, 2014, and (e) the satisfaction of PCG’s Law Department with the documentation, proceedings, legal opinions and other matters in connection with the proposed financing.

Following acceptance by the Loan Parties of this proposal, if the interest rate was fixed on all or a portion of the Notes and the financing does not close

(a)                             by the date specified at the time of rate lock as the scheduled closing date of the financing, then on the earlier to occur of the closing date and the Cancellation Date the Loan Parties will pay Prudential the Rate Lock Delayed Delivery Fee, and

(b)                             by the Cancellation Date for any reason, other than, if all other conditions to Prudential’s purchase of the Notes have been satisfied, a failure of the condition described in clause (a) of the second paragraph of this letter, then on the Cancellation Date the Loan Parties will pay Prudential the Rate Lock Cancellation Fee.

PCG intends to retain the law firm of Schiff Hardin LLP to act as Prudential’s special counsel in connection with the proposed financing. The fees, charges and disbursements of such special counsel will be paid by the Loan Parties under all circumstances, whether or not the proposed financing closes.

The Loan Parties obligations under this letter are joint and several.

If the terms and conditions described above are acceptable to you, please so indicate by signing a copy of this letter in the place provided and returning the same to the undersigned no later than April 15, 2015.

Very truly yours,

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By:	/s/ Peter Pricco
Its: Vice President

Accepted and agreed to:

Winmark Corporation		Wirth Business Credit, Inc.

By	/s/ Brett D. Heffes	By	/s/ Brett D. Heffes
	Title: President		Title: Treasurer

Winmark Capital Corporation		Grow Biz Games, Inc.

By	/s/ Brett D. Heffes	By	/s/ Brett D. Heffes
	Title: Chief Financial Officer and Treasurer		Title: Treasurer

ANNEX 1

DEFINITIONS

“Cancellation Date” means the earlier of (i) the date PCG receives the Loan Parties notice that it does not intend to issue the Notes (or the next business day if PCG receives that notice after 4:00 p.m. Eastern time) and (ii) the Expiration Date.

“Expiration Date” means the later of (i) July 7, 2015 and (ii) if the interest rate is fixed on or before the date in clause (i), the scheduled closing date for the financing; or a later date to which PCG and the Loan Parties may agree in writing.

“Hedge Treasury Note(s)” means, as applicable, the Treasury Note designated by PCG on the Rate Lock Date as the Treasury Note which has an average life that is closest to the average life of the Notes or the two Treasury Notes then designated by PCG which, with linear interpolation, have an average life comparable to the Notes. The price and/or yield of the Hedge Treasury Note(s) will be determined by PCG by reference to such price and/or yield data as is reported by the publicly available source of such data principally utilized by PCG for such purpose on the date of determination or, if for any reason not available through such source, such other publicly available source as PCG shall select.

“Rate Lock Cancellation Fee” means the amount calculated as follows:

Price Increase x Full Price

where:

Price Increase means the excess, if any, of the ask price of the Hedge Treasury Note(s) as determined by PCG on the Cancellation Date over the bid price of the Hedge Treasury Note(s) as determined by PCG on the Rate Lock Date, divided by such bid price. Each price will be rounded to the second decimal place; and

Full Price means the principal amount of the Notes for which the rate was fixed.

The Rate Lock Cancellation Fee will never be less than zero.

“Rate Lock Date” means the date the interest rate of the Notes is fixed.

“Rate Lock Delayed Delivery Fee” means the amount calculated as follows:

(BEY - MMY) x DTS/360 x Full Price;

where:

BEY means the bond equivalent yield of the Notes;

DTS, or Days to Settlement, means the number of days from (a) the date that is specified at the time of rate lock as the scheduled closing date of the financing, to (b) the date on which the Rate Lock Delayed Delivery Fee is to be paid pursuant to the terms of the letter to which this Annex is attached;

MMY, or Money Market Yield, means the yield of an alternative investment selected by PCG on the date PCG receives notice of a delay in the closing of the financing having a maturity date approximately equal to the rescheduled closing date (a new alternative investment will be selected each time the closing is delayed); and

Full Price means the principal amount of the Notes for which the rate was fixed.

The Rate Lock Delayed Delivery Fee will never be less than zero and will be recalculated for the period following each delay of the closing date.

CONFIDENTIAL	FOR DISCUSSION PURPOSES ONLY

Winmark Corporation

TERM SHEET

APRIL 9, 2015

Issuer(s):

Winmark Corporation (the “Company”), Wirth Business Credit, Inc., Winmark Capital Corporation, and Grow Biz Games, Inc. (Company, Wirth Business Credit Inc., Winmark Capital Corporation, and Grow Biz Games Inc. collectively the “Loan Parties”).

Purchaser:	Prudential Investment Management, Inc. or its affiliates or investment funds or managed accounts (“Prudential” or “Purchasers”).

Principal Amount:	Up to $25,000,000 to be issued pursuant to a Note Purchase Agreement (the “Agreement”).

Type of Securities:

Senior Notes (the “Notes”) shall be direct, senior secured obligations of the Loan Parties and rank pari passu with the Loan Parties’ Credit Agreement (as amended, refinanced or replaced, the “Primary Bank Facility”) and all other senior secured indebtedness of the Loan Parties.

Closing:	Approximately six weeks from the execution of a commitment letter.

Guarantors:	Any and all current or future guarantors, borrowers, or co-obligors under the Loan Parties’ Primary Bank Facility.

Security:

The Notes will be secured by a first priority lien on substantially all assets of the Loan Parties, including accounts receivable, inventory, equipment, real property, and any other assets pledged to the lenders under the Primary Bank Facility, including a pledge of the Company’s equity interests in Wirth Business Credit, Inc., Winmark Capital Corporation, and Grow Biz Games, Inc. The documentation will include an intercreditor agreement in a form acceptable to Prudential with the bank group under the Loan Parties’ Primary Bank Facility.

Use of Proceeds:

The proceeds from the sale of the Notes will be used by the Loan Parties to refinance existing indebtedness, acquisitions, shareholder activities (including but not limited to share repurchases and distributions), and/or for general corporate purposes.

Price:	100 (par).

Average Life:	Up to 7 years.

Final Maturity:	Up to 10 years.

Interest Rate:

A variety of rate alternatives will be identified by Prudential in consultation with the Loan Parties. The rate shall be a fixed rate equal to the yield to maturity on a U.S. Treasury Note having a maturity equal or closest to the average life of the Note proposed to be issued (or an interpolated yield using specified U.S. Treasury Notes), plus a credit spread. The interpolated Treasury rate and the spread used in calculating the interest rate will be determined on the date the spread and coupon are fixed. Interest will be paid in arrears at the Loan Parties’ option of monthly, quarterly or semi-annually.

The fixed rate indications for the Loan Parties on a 7 year average life note is 5.50% - 6.00%. This quote is an indication only as of April 9, 2015, assumes quarterly interest payments, does not represent a commitment by Prudential to lend and is subject to change based on market conditions, Prudential’s investment appetite and other potential factors.

Structuring Fee:	10 bps of the principal amount of the Notes, however, in no event shall the structuring fee be less than $20,000.

Principal Payments:	To be mutually agreed upon.

Funding:

Following the fixing of an interest rate on any Notes, if the Loan Parties (i) do not issue such Notes, a cancellation fee may be due to Prudential and/or (ii) fail to issue such Notes on the agreed upon funding day, a delayed delivery fee may be due to Prudential.

Optional Prepayments:

The Notes may be prepaid, at the option of the Loan Parties, in whole or in part (in a minimum amount of $1,000,000 and integral multiples of $500,000), at par plus interest accrued thereon and a Yield Maintenance Amount equal to the excess, if any, of (a) the net present value of the future debt service (principal plus interest) on the Notes being redeemed, discounted at a rate equal to the sum of 100 bps and the current yield on the U.S. Treasury Note(s) having a maturity comparable to the weighted average life remaining on such Notes over (b) the principal amount of the Notes being prepaid plus interest accrued thereon to the date of prepayment. The difference between such price and the par value being the “Yield Maintenance Amount”. Any such prepayments will be applied to reduce the outstanding principal amount of the Notes in the inverse order of maturity.

Conditions Precedent:	The conditions precedent to funding would be typical for transactions of this type, including, without limitation, the following:

(1) No material adverse change;
(2) Absence of default;
(3) Representations and warranties are true and correct;
(4) Payment of the fees;
(5) Intercreditor, security, and pledge agreements in a form acceptable to Prudential; and,
(6) Other customary provisions and documentation (including appropriate legal opinions) for a private placement financing of this type.

Affirmative Covenants:	Customary for an agreement of this nature.

Negative Covenants:	Substantially the same as in the Loan Parties’ Primary Bank Facility.

SFAS 159:

The Agreement shall include the following clause regarding SFAS 159 Adjustments: For purposes of determining compliance with the financial covenants contained in this Agreement, any election by the Loan Parties to measure an item of debt using fair value (as permitted by Statement of Financial Accounting Standards No. 159 or any similar accounting standard) shall be disregarded and such determination shall be made as if such election had not been made.

Events of Default:	Substantially the same as in the Loan Parties’ Primary Bank Facility.

Representations and Warranties:	Customary for an agreement of this nature, including absence of material adverse change.

Expenses:	The Loan Parties shall pay all legal and other out-of-pocket expenses of the Purchasers, including the fees and expenses of special counsel, whether or not the proposed transaction is consummated.

Collateral Agent:	The PrivateBank and Trust Company will serve as Collateral Agent. The Borrowers shall pay all legal and other out-of-pocket expenses of the Collateral Agent, including the fees and expenses of

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special counsel, whether or not the proposed transaction is consummated.

Governing Law:	Illinois or New York.

As indicated, pricing indications are subject to approval of the Pricing Committee of Prudential Capital Group and may change based on market conditions at such time a firm rate is requested by the Loan Parties.

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